Exhibit 99

MAGNA INTERNATIONAL INC.
337 Magna Drive
Aurora, ON, Canada L4G 7K1
Tel:  905-726-2462
Fax:  905-726-7164

MAGNA ANNOUNCES OUTLOOK AND OTHER MATTERS

AURORA, ON, January 12, 2011 - Magna International Inc. (TSX: MG, NYSE: MGA) today announced its financial outlook for 2011. All amounts are in U.S. dollars.

Don Walker, Magna's Chief Executive Officer commented: "As 2011 begins, vehicle production is poised for future growth in a number of important markets for us, including North America. Accordingly, our outlook reflects significant sales growth, including expansion in high-growth markets in the next few years.
We also have the balance sheet, cash flow generation, engineering and manufacturing footprints, technologies and motivated workforce to support our growth initiatives around the world. These factors combined leave us confident about Magna's future."

For the full year 2011, we expect consolidated total sales to be between $25.6 billion and $27.1 billion, and expect consolidated production sales to be between $21.7 billion and $22.7 billion, based on full year 2011 light vehicle production volumes of approximately 12.9 million units in North America and approximately 13.3 million units in western Europe. We expect full year 2011 production sales to be between $12.7 billion and $13.2 billion in North America, between $7.8 billion and $8.1 billion in Europe and between $1.2 billion and $1.4 billion in Rest of World. We expect full year 2011 complete vehicle assembly sales to be between $2.4 billion and $2.7 billion. We expect our 2011 effective income tax rate to be approximately 20%.

In addition, we expect that our full year 2011 spending for fixed assets will be between $900 million and $1.0 billion. This amount reflects continuing investment to support new and replacement business in our traditional markets as well as investment to expan d in a number of high-growth markets.

Finally, in addition to our 2011 sales outlook above, we expect a net increase in total production sales over the two-year period from 2011 to 2013 of approximately $3 billion, based on assumed full year 2013 light vehicle production volumes of approximately 14.8 million units in North America and approximately 14.1 million units in western Europe. We expect the net increase in total production sales to be split approximately equally among our North America, Europe and Rest of World segments.

In this 2011 outlook, in addition to 2011 and 2013 light vehicle production, we have assumed no material acquisitions or divestitures. In addition, we have assumed that foreign exchange rantes for the most common currencies in which we conduct business relative to our U.S. dollar reporting currency will approximate year end 2010 rates.

GOVERNANCE
In connection with an ongoing review of our system of corporate governance following the elimination of our dual class share structure effective
August 31, 2010, our Board today approved the adoption of a majority voting policy which will take effect commencing in respect of our 2012 annual meeting.

ABOUT MAGNA
We are the most diversified global automotive supplier. We design, develop and manufacture technologically advanced systems, assemblies, modules and components, and engineer and assemble complete vehicles, primarily for sale to original equipment manufacturers ("OEMs") of cars and light trucks. Our capabilities include the design, engineering, testing and manufacture of automotive interior systems; seating systems; closure systems; body and chassis systems; vision systems; electronic systems; exterior systems; powertrain systems; roof systems; hybrid and electric vehicles/systems as well as complete vehicle engineering and assembly.

We have over 92,000 employees in 248 manufacturing operations and 81 product development, engineering and sales centres in 25 countries.

FORWARD LOOKING STATEMENTS
This Press Release contains statements that constitute "forward-looking statements" within the meaning of applicable securities legislation, including, but not limited to, statements relating to Magna's: forecast of light vehicle production in North America and Western Europe; expected consolidated sales, based on such light vehicle production volumes; production sales in its North America, Europe and Rest of World segments; complete vehicle assembly sales; fixed asset expenditures; and average income tax rate. The forward-looking information in this Press Release is presented for the purpose of providing information about Magna's current expectations, plans and 2011-2013 outlook, and such information may not be appropriate for other purposes. Forward-looking statements may also include statements regarding our future plans, objectives or economic performance, or the assumptions underlying any of the foregoing, and other statements that are not recitations of historical fact. We use words such as "may", "would", "could", "should", "will", "likely", "expect", "anticipate", "believe", "intend", "plan", "forecast", "outlook", "project", "estimate" and similar expressions suggesting future outcomes or events to identify forward-looking statements. Any such forward-looking statements are based on information currently available to us, and are based on assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances. However, whether actual results and developments will conform with our expectations and predictions is subject to a number of risks, assumptions and uncertainties, many of which are beyond our control, and the effects of which can be difficult to predict, including, without imitation, risks, assumptions and uncertainties related to: the potential for a slower than anticipated economic recovery or a deterioration of economic conditions; production volumes and sales levels which are below forecast levels; our dependence on outsourcing by our customers; the termination or non renewal by our customers of any material contracts;
our ability to identify and successfully exploit shifts in technology;
our ability to successfully grow our sales to non-traditional customers; unfavourable product or customer mix; risks of conducting business in foreign countries, including China, India, Brazil, Russia and other developing markets; our ability to quickly shift our manufacturing footprint to take advantage of lower cost manufacturing opportunities; disruptions in the capital and credit markets; fluctuations in relative currency values; our ability to successfully identify, complete and integrate acquisitions; the highly competitive nature of the automotive parts supply business; changes in our mix of earnings between jurisdictions with lower tax rates and those with higher tax rates, as well as our ability to fully benefit tax losses; other potential tax exposures;
changes in laws and governmental regulations; and other factors set out in our Annual Information Form filed with securities commissions in Canada and our Annual Report on Form 40-F filed with the United States Securities and Exchange Commission, and subsequent filings. In evaluating any forward-looking statements in this Press Release, we caution readers not to place undue reliance on any forward-looking statements. Readers should specifically consider the various factors which could cause actual events or results to differ materially from those indicated by our forward-looking statements. Unless otherwise required by applicable securities laws, we do not intend, nor do we undertake any obligation, to update or revise any forward-looking statements contained in this Press Release to reflect subsequent information, events, results or circumstances or otherwise.

For further information:
Please contact Vince Galifi, Executive Vice-President and Chief Financial Officer at 905-726-7100 or Louis Tonelli, Vice-President, Investor Relations at 905-726-7035.